FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  333-13896

Supplement For the month of October 2012.

Total number of pages: 4

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec Revises Consolidated Financial Forecasts for the Year Ending March 31, 2013 Downward

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: Ovtober 24, 2012
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

Released on October 24, 2012 in Kyoto, Japan

Nidec Revises Consolidated Financial Forecasts

for the Year Ending March 31, 2013 Downward

Nidec Corporation (NYSE: NJ) today announced a downward revision on its consolidated financial forecasts (announced on April 24, 2012) for the year ending March 31, 2013 as follows.

1. Revised consolidated financial forecasts (U.S. GAAP) for the year ending March 31, 2013

From April 1, 2012 to March 31, 2013 (Millions of yen, except per share amounts and percentages)
	For the year ending March 31, 2013				For the year ended March 31, 2012
	Previous forecast (April 24, 2012)	Revised Forecast	Change (amount)	Change (percent)
Net sales	780,000	720,000	(60,000)	(7.7%)	682,320
Operating income	95,000	80,000	(15,000)	(15.8%)	73,070
Income from continuing operations before income taxes	87,000	71,000	(16,000)	(18.4%)	70,856
Net income attributable to Nidec Corporation	57,000	50,000	(7,000)	(12.3%)	40,731
Net income attributable to Nidec Corporation per share-basic	423.63	370.45	-	-	296.25

2. Reasons for the revision

As the economic deterioration in Europe continues to have an adverse effect on the global economy, including China and other emerging economies, the demand for our products is expected to decrease further. In light of this trend and other factors, we have reviewed our previously announced financial performance forecasts, which were based on our assumption that the trend would reverse and the demand would increase in the six months ending March 31, 2013, and have determined to revise downward our previously announced financial performance forecasts for the fiscal year ending March 31, 2013.

However, we have not revised our dividend target for the fiscal year ending March 31, 2013, which remains at ¥95 per share.

Notes:

(1) The exchange rates used for the preparation of the foregoing forecasts are US$1=¥78 and €1=¥95. The exchange rates between the relevant Asian currencies and the Japanese yen used for the preparation of the foregoing forecasts have been determined assuming these U.S. dollar-Japanese yen and the Euro-Japanese yen exchange rates.

(2) “Net income attributable to Nidec Corporation per share—basic” reflects the share exchange transaction between Nidec Corporation and Nidec Sankyo Corporation on October 1, 2012 to make Nidec Sankyo a wholly owned subsidiary, in which transaction 3,175,315 shares in the aggregate of treasury stock of Nidec Corporation were allocated to Nidec Sankyo shareholders.

Disclaimer Regarding Forward-looking Statements

This press release contains forward-looking statements including expectations, judgement, plans, and strategies, associated with Nidec Group’s business activities. The forward-looking statements are based on management’s assumptions and belief in light of the information currently available. Certain risks, uncertainties and other factors could cause actual results to differ materially from those discussed in the forward-looking statements. Such factors include, but are not limited to: fluctuation of currency exchange rates, overall supply and customer demand in the motor industry, product development and production capabilities, and other risks and uncertainties.

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